AMERICAN SPECTRUM

September 10, 2010

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Spectrum Realty, Inc. Form 10-K for Year Ended December 31, 2009 File No. 001-16785

Dear Ms. La Mothe:

We are responding to your letter of August 26, 2010 as follows:

Comment 1:

We do not believe that a market participant would normally be willing to incur the liability of being a controlling member of an entity holding a tenant-in-common interest as a means of attaining and insuring the ability to manage a property.  The acquisition of the contracts did not provide the necessary input needed to complete the enterprise process – i.e., becoming a controlling member.  We have, therefore, concluded that this element of attaining and insuring the continued ability to manage the properties cannot generally be replicated or replaced by market participants.

Comment 2:

As indicated in our 10-K, our workforce did increase substantially at the time the acquisition was effected.  We originally retained 237 ERG employees, but 137 of those are no longer in our workforce, and 59 new employees were hired.  As we have noted in our earlier letters, no members of the senior management of ERG were retained.  The overall reduction of property management staffing has been primarily attributable to our ability to apply our unique management style and skills as inputs to the management contracts.

Comment 3:

The investment of $18 million consisted of a $9.5 million note, assumed liabilities of $500,000 and operating partnership units valued at $8 million; no additional liabilities were assumed.  Although the acquisition agreement provided for purchase price adjustments based on revenues for 2010 from the management contracts that were acquired, we have concluded that the possibility of any increase in consideration is extremely remote.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com

Comment 4:

We believe that, in accordance with FASB 350-30-35-3, the following factors support our conclusion that the agreements have an indefinite useful life:

1)	No termination date in the contracts.

2)	Agreement of all tenants-in-common needed to replace the management company.

3)	Termination of contract rests with the management company because it is either a tenant-in-common or a managing member in an entity which is a tenant-in-common with the managing member.

4)	Previous performance history of management contracts.

Comment 5:

The value of the management contracts was determined solely on the basis of the arms-length purchase price of $18 million, which we believe to be the best indication of their fair value.

We hope the foregoing is helpful and will permit us to resolve these issues.  If you have any additional questions, perhaps it would be useful for our representatives to meet with you, either by telephone or in person.

Sincerely yours, /s/ William J. Carden William J. Carden Chief Executive Officer